Exhibit 99.405

FORM 51-102F3
Material Change Report

MATERIAL CHANGE REPORT UNDER SECTION 7.1 OF
NATIONAL INSTRUMENT NO. 51-102

Item 1.	Reporting Issuer

NexTech AR Solutions Corp. (the “Company”)
121 Richmond Street West, Suite 501
Toronto, Ontari0 M5H 2K1

Item 2.	Date of Material Change

A material change took place on January 25, 2022

Item 3.	Press Release

On January 25, 2022, a news release in respect of the material change was disseminated by the Company.

Item 4.	Summary of Material Change

The Company announced that it had closed its previously announced private placement of common shares (“Common Shares”) and warrants to purchase Common Shares (“Warrants”) to raise gross proceeds of approximately CAD$10 million (the “Private Placement”). Pursuant to the Private Placement, the Company issued 8,130,082 Common Shares and Warrants to purchase up to an aggregate of 8,130,082 Common Shares, at a purchase price of CAD$1.23 per Common Share and associated Warrant. Each Warrant entitles the holder to purchase one Common Share at an exercise price of CAD$1.54 for a period of three years following the issuance date.

Item 5.	Full Description of Material Change

The material change is described in the Company’s press release attached hereto as Schedule “A”, which press release is incorporated by reference herein.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted.

Item 8.	Executive Officer

Evan Gappelberg

Item 9.	Date of Report

DATED at Toronto, in the Province of Ontario, this 25th day of January, 2022.

SCHEDULE “A”